------                                                                                                   --------------------------
FORM 4                                                                                                         OMB APPROVAL
------                                                                                                   --------------------------
[ ] Check this box if no                                                                                 OMB Number:      3235-0287
    longer subject to                    U.S. SECURITIES AND EXCHANGE COMMISSION                         Expires: December 31, 2001
    Section 16. Form 4                            Washington, DC 20549                                   Estimated average burden
    or Form 5 obligations                                                                                hours per response.....0.5
    may continue. See                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Instruction 1(b).
                                      Filed pursuant to Section 16(a) of the Securities
                                          Exchange Act of 1934, Section 17(a) of the
                                          Public Utility Holding Company Act of 1935
                                           or Section 30(f) of the Investment Company
                                                        Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
| 1. Name and Address of Reporting Person*   | 2. Issuer Name and Ticker or Trading Symbol  |6. Relationship of Reporting Person(s)|
|--------------------------------------------|----------------------------------------------|             to Issuer                |
|    Hollinger Inc.                          |    Hollinger International Inc. (HLR)        |        (Check all applicable)        |
|    (See Schedule I for additional          |                                              |                                      |
|    reporting persons)                      |                                              |                                      |
|--------------------------------------------|----------------------------------------------|                                      |
| (Last)          (First)          (Middle)  | 3. IRS or Social        | 4.  Statement For  |  [ ] Director      [X] 10% Owner     |
|                                            |    Security Number of   |     Month/Year     |  [ ] Officer (give [ ] Other (specify|
|                                            |    Reporting Person     |                    |              title           below)  |
|  Hollinger International Inc.              |    (Voluntary)          |     October 2000   |              below)                  |
|  401 North Wabash Avenue, Suite 740        |                         |                    |                                      |
|--------------------------------------------|                         |--------------------|--------------------------------------|
|                (Street)                    |                         | 5. If Amendment,   |7. Individual or Joint/Group Filing   |
|                                            |                         |    Date of Original|   (Check applicable line)            |
|                                            |                         |    (Month/Year)    |   [ ] Form filed by One              |
| Chicago           Illinois         60611   |                         |                    |       Reporting Person               |
|--------------------------------------------|                         |                    |   [X] Form filed by More than        |
| (City)           (State)           (Zip)   |                         |                    |       One Reporting Person           |
|                                            |                         |                    |                                      |
|----------------------------------------------------------------------------------------------------------------------------------|
|                        TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED                         |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security |2. Transaction     |3. Transac-   |4. Securities Acquired (A) | 5. Amount of Se-   |6. Owner-    |7. Nature |
|   (Instr. 3)        |   Date            |   tion Code  |   or Disposed of (D)      |    curities Benefi-|   ship      |   of In- |
|                     |   (Month/Day/     |   (Instr. 8) |                           |    cially Owned at |   Form:     |   direct |
|                     |   Year)           |              |                           |    End of Month    |   Direct    |   Benefi-|
|                     |                   |              |   (Instr. 3, 4 and 5)     |    (Instr. 3 and 4)|   (D) or    |   cial   |
|                     |                   |--------------|---------------------------|                    |   Indirect  |   Owner- |
|                     |                   | Code  |  V   |    Amount  | (A) or| Price|                    |   (I)       |   ship   |
|                     |                   |       |      |            | (D)   |      |                    |   (Instr. 4)|   (Instr.|
|                     |                   |       |      |            |       |      |                    |             |   4)     |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|Class A Common Stock |      (2)          |  X    |      |   267,960  |  D    | (4)  |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|Class A Common Stock |      (3)          |  X    |      |   146,856  |  D    | (5)  |       (6)          |   (7)       |   (7)    |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
------------------------------------------------------------------------------------------------------------------------------------

Remainder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



FORM 4 (continued)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
|1. Title of Derivative |  2. Conver-  |3. Trans- |4. Trans- |5. Number of    | 6. Date Exer-   |7. Title and Amount |8. Price     |
|   Security            |     sion or  |   action |   action |   Derivative   |    cisable and  |   of Underlying    |   of        |
|   (Instr. 3)          |     Exercise |   Date   |   Code   |   Securities   |    Expiration   |   Securities       |   Deriva-   |
|                       |     Price of |   (Month/|   (Instr.|   Acquired (A) |    Date         |   (Instr. 3 and 4) |   tive      |
|                       |     Deriva-  |   Day/   |   8)     |   or Disposed  |    (Month/Day/  |                    |   Secu-     |
|                       |     tive     |   Year)  |          |   of (D)       |    Year)        |                    |   rity      |
|                       |     Security |          |          |   (Instr. 3,   |                 |                    |   (Instr. 5)|
|                       |              |          |          |   4, and 5)    |-----------------|--------------------|             |
|                       |              |          |          |                | Date   |Expira- |        |  Amount or|             |
|                       |              |          |----------|----------------| Exer-  |tion    | Title  |  Number of|             |
|                       |              |          | Code| V  |  (A)  |  (D)   | cisable|Date    |        |  Shares   |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
| HI Series II          |      (4)     |    (2)   |  X  |    |       |582,524 |  (8)   |        |  (9)   |   (10)    |      (12)   |
| Call Options          |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
| HI Retractable        |      (5)     |    (3)   |  X  |    |       |207,600 |  (8)   |        |  (9)   |   (11)    |      (13)   |
| Common Shares         |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------
|   9.  Number of     |      10. Ownership            |   11. Nature of      |
|       Derivative    |          Form of              |       Indirect       |
|       Securities    |          Derivative           |       Beneficial     |
|       Beneficially  |          Security:            |       Ownership      |
|       Owned at End  |          Direct (D)           |       (Instr. 4)     |
|       of Month      |          or Indirect (I)      |                      |
|       (Instr. 4)    |          (Instr. 4)           |                      |
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|       (14)          |           (14)                |       (14)           |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
------------------------------------------------------------------------------
Explanation of Responses:
See Schedule I attached hereto.
                                                                                     HOLLINGER INC.
**  Intentional misstatements or omissions of facts constitute Federal          By: /s/ Charles G. Cowan           November 9, 2000
    Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            --------------------------------     ----------------
                                                                              **Signature of Reporting Person      Date
                                                                                     Charles G. Cowan
                                                                                 Vice-President and Secretary
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                THE RAVELSTON CORPORATION
                                                                                        LIMITED
**  Intentional misstatements or omissions of facts constitute Federal          By: /s/ Charles G. Cowan           November 9, 2000
    Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            --------------------------------     ----------------
                                                                              **Signature of Reporting Person      Date
                                                                                     Charles G. Cowan
                                                                                 Vice-President and Secretary
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


**  Intentional misstatements or omissions of facts constitute Federal             /s/ Conrad M. Black             November 9, 2000
    Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            --------------------------------     ----------------
                                                                              **Signature of Reporting Person      Date
                                                                             The Hon. Conrad M. Black, P.C.,O.C.

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

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contained in this form are not required to respond unless the form displays a currently valid OMB Number.


**  Intentional misstatements or omissions of facts constitute Federal           /s/ Barbara Amiel Black           November 9, 2000
    Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            --------------------------------     ----------------
                                                                              **Signature of Reporting Person      Date
                                                                                     Barbara Amiel Black

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                   SCHEDULE I
                           Explanatory Notes to Form 4


Name and Address of Reporting Person:
        Hollinger Inc. ("HI")
        c/o Hollinger International Inc.
        401 North Wabash Avenue, Suite 740
        Chicago, Illinois 60611

Issuer Name and Ticker or Trading Symbol:
       Hollinger International Inc./HLR

Statement for Month/Year
October 2000

Additional Reporting Persons:

         The Ravelston Corporation Limited ("Ravelston")
         c/o Hollinger International Inc.
         401 North Wabash Avenue, Suite 740
         Chicago, Illinois 60611
         Relationship to Issuer: 10% Owner

         Conrad M. Black ("CMB")
         c/o Hollinger International Inc.
         401 North Wabash Avenue
         Chicago, Illinois 60611
         Relationship to Issuer: Director, Officer and 10% Owner

         Barbara Amiel Black ("Amiel")
         c/o Hollinger International Inc.
         401 North Wabash Avenue
         Chicago, Illinois 60611
         Relationship to Issuer: Director, Officer and 10% Owner
                                 via spouse CMB

Explanations:

(1)    (i)    For HI:         10% Owner
       (ii)   For Ravelston:  10% Owner
       (iii)  For CMB:        Director, Officer (Chairman, President and Chief
                              Executive Officer) and 10% Owner

       (iv)   For Amiel:      Director and Officer (Vice President)
                              and 10% owner via spouse CMB.

(2) The disposition of shares of the Company's Class A Common Stock ("Class A Common Shares") occurred on various dates throughout the month of October (with respect to an aggregate of 267,960 Class A Common Shares during such period) in connection with the retraction of Series II Preference Shares ("Series II Shares") issued by HI, the Issuer's parent corporation.

(3) The disposition of the Class A Common Shares occurred on various dates throughout the month of October (with respect to an aggregate of 146,856 Class A Common Shares) in connection with the retraction of Retractable Common Shares ("Retractable Common Shares") issued by HI, the Issuer's parent corporation.

(4) The consideration given for the exchange of each Series II Share was 0.46 of a Class A Common Share.

(5) The average consideration given for the exchange of each Retractable Common Share was approximately 0.707 of a Class A Common Share.

(6)     (i)   For HI:         22,875,219 Class A Common Shares held directly by
                              HI, and indirectly via its wholly owned subsidiary
                              504468 N.B. Inc.
        (ii)  For Ravelston:  22,875,219 Class A Common Shares indirectly via its control over HI
        (iii) For CMB:        22,875,219 Class A Common Shares via his control
                              cover Ravelston, which controls HI, 600 Class A
                              Common Shares directly, 9,600 Class A Common
                              Shares indirectly via Conrad Black Capital
                              Corporation, 50 Class A Common Shares indirectly
                              via son, and 500 Class A Common Shares indirectly
                              via spouse. CMB disclaims beneficial ownership of
                              his son's and spouse's securities and this report
                              shall not be deemed an admission that he is a
                              beneficial owner of such securities for purposes
                              of Section 16 or for any other purpose.
        (iv) For Amiel.       22,875,219 Class A Common Shares via
                              spouse's control over Ravelston, 500 Class A
                              Common Shares directly, 9,600 Class A Common
                              Shares indirectly via spouse's control over Conrad
                              Black capital corporation, 50 Class A Common
                              Shares indirectly via spouse's son, and 600 Class
                              A Common Shares indirectly via spouse. Amiel
                              disclaims beneficial ownership of her spouse's and
                              her spouse's son's securities and this report
                              shall not be deemed an

                              admission that he is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(7)     (i)   For HI:         Directly.

        (ii)  For Ravelston:  Indirectly, via its control of HI.

        (iii) For CMB:        Directly and indirectly, via his control of
                              Ravelston, which controls HI.

        (iv)  For Amiel:      Directly and indirectly via her spouse, CMB, and
                              his control of Ravelston, which controls HI.

(8)    Immediately.

(9)    Class A Common Stock of the Issuer.

(10)   582,524

(11)   207,600

(12) The Series II Shares were originally issued in 1997 and 1998 in exchange for Equity Units of Hollinger Inc. and for Series I Non-Voting Preference Shares of Hollinger Inc., respectively, at a stated value of [Cdn.] $10.00 per share.

(13) The Retractable Common Shares were originally issued in 1998 in exchange for Equity Units of Hollinger Inc. at a ratio of one Retractable Common Share per one Equity Unit.

(14)    (i)   For HI:         9,963,704 Series II Shares remain outstanding,
                              resulting in a put equivalent position with
                              respect to 4,583,304 Class A Common Shares.
        (ii)  For Ravelston:  66,693 Series II Shares directly, resulting in a call equivalent position with respect to 30,679
                              Class A Common Shares. Via its control of HI,
                              Ravelston indirectly beneficially owns HI's
                              position in the Series II Shares.
        (iii) For CMB:        1,611,039 Series II Shares directly, resulting in
                              a call equivalent position with respect to 741,077
                              Class A Common Shares. Via his control of
                              Ravelston (and its control of HI), CMB indirectly
                              beneficially owns Ravelston's and HI's positions
                              in the Series II Shares.
        (iv) For Amiel:       Amiel disclaims beneficial ownership of CMB's
                              securities and this report shall not be deemed an
                              admission that she is a beneficial owner of such

                              securities for purposes of Section 16 or for any other purpose.

(15)    (i)  For HI:          36,918,905 Retractable Common Shares remain
                              outstanding, resulting in a put equivalent
                              position as of October 30, 2000 with respect to up
                              to 26,256,725 Class A Common Shares.
        (ii) For Ravelston:   24,961,567 Retractable Common Shares directly,
                              resulting in a call equivalent position as of
                              October 30, 2000 with respect to up to 17,752,666
                              Class A Common Shares. Via its control of HI,
                              Ravelston indirectly beneficially owns HI's
                              position in the Retractable Common Shares.
        (iii) For CBM:        24,961,567 Retractable Common Shares directly,
                              resulting in a call equivalent position as of
                              October 30, 2000 with respect to up to 17,752,666
                              Class A Common Shares. Via his control of
                              Ravelston (and its control of HI), CMB indirectly
                              beneficially owns Ravelston's and HI's positions
                              in the Retractable Common Shares.
        (iv) For Amiel:       Amiel disclaims beneficial ownership of CMB's
                              securities and this report shall not be deemed an
                              admission that she is a beneficial owner of such
                              securities for purposes of Section 16 or for any
                              other purpose.